September 29, 2005



Mail Stop 4561



Mr. Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Re:	Nomura Holdings, Inc.
	Form 20-F for Fiscal Year Ended March 31, 2005
	File No. 1-15270

Dear Mr. Koga:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 20-F for the Fiscal Year Ended March 31, 2005:


Operating and Financial Review and Prospects, page 25

Results of Operations - Overview, page 28

1. We note your disclosure that in assessing the profitability of your overall business and your Global Wholesale business, you view net interest revenue and non-interest revenues in aggregate. In light of the significance of net interest revenue to your results of operations and the apparent decrease in your net interest margin, please tell us and in future filings describe the changes in the level and mix of assets and liabilities and changes in interest rates that impacted interest income and expense during the periods presented.

2. Please tell us and in future filings disclose, if material, the impact of your hedging activities on interest income and expense for each period presented.

Domestic Retail, page 30

3. We note your disclosure on page 33 regarding the composition of client assets for the periods presented. Please tell us and in future filings separately disclose the change in client assets attributable to the net cash flows by clients and the change in valuation of the managed assets for each category of managed assets.

Global Wholesale, page 34

4. We note your disclosure on page 37 that you realized gains from investments in Japan from which you exited and a rise in the fair value of the Terra Firma investments. Please tell us and in future filings separately disclose realized gains / losses in investments exited and the change in fair value of Terra Firma investments. Describe and quantify the significant changes in the underlying valuation assumptions, such as those described on page 47, that impacted the valuation of these investments during the periods presented.











Consolidated Financial Statements

Note 1 - Summary of Accounting Policies - Private Equity Business, page F-10

5. Please tell us and in future filings disclose the nature of products and services sold by your consolidated private equity entities and your accounting policy for recognizing private equity entities product sales and cost of goods sold. As your private equity entities product sales and cost of goods sold have become more significant to your results of operations, please include a discussion and analysis of these in your Results of Operations in future filings.

Note 3 - Financial Instruments

Derivatives Utilized for Trading Purposes, page F-19

6. We note your disclosure that recognition of certain gains and losses at the inception of a contract are deferred in accordance with
EITF Issue No. 02-3. Please provide us with the following information:

* your accounting policy for recognition of previously unrecognized gains and losses subsequent to inception;

* whether these gains and losses are ever recognized and if so, describe the conditions for recognition; and

* quantify unrecognized gains and losses at the inception of the contracts and gains and losses recognized subsequent to inception during each period presented.















Non-trading Activities, page F-22

7. For each type of derivative instrument that you have classified as a fair value or cash flow hedge during the periods presented, please tell us how you determined that the hedging relationship met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and
29 of SFAS 133. Please tell us the following with respect to each type of hedging relationship:

* the nature and terms of the hedged item and derivative instrument;

* the specific documented risk being hedged;

* how you define "at inception" of the hedging relationship;

* whether you enter into the derivative instrument the day the hedged item becomes outstanding; and

* whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

8. If you use the short-cut method for assessing effectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 of
SFAS 133.

9. Please tell us whether you aggregate similar assets and liabilities and hedge as a portfolio. If so, provide us with a comprehensive analysis explaining how you apply SFAS133
Implementation Issue F11 to these hedging relationships.


* * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have any questions.


Sincerely,



Joyce Sweeney
Accounting Branch Chief

Nobuyuki Koga
Nomura Holdings, Inc.
September 29, 2005
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